UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: offering statement**
☐ **Form C-U: Progress Update**
☒ **Form C/A: Amendment to offering statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer:	DiviGas, Inc.
Legal status of issuer:	

	Form:	Corporation
	Jurisdiction of Incorporation/Organization:	Delaware
	Date of organization:	May 29, 2025

Physical address of issuer:	1445 North Loop West, Ste 245F #1196, Houston, TX 77009
Website of issuer:	www.divigas.com
Is there a Co-Issuer:	No

Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of the intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

An Activation/Setup Fee of $38,000, Monthly Subscription Fee of $2,000 per month, Usage Fee of 8.5% of proceeds raised, and Marketing Fees of $13,000/month will be payable to the intermediary and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A.

Type of security to be offered:	Class B common stock
Target number of securities:	10,000
Price (or other method for determining price):	$1.00
Target offering amount:	$10,000.00

Oversubscriptions accepted: ☒ Yes   ☐ No

1

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata ☐ First come, first served ☒ Other
Description: At Company's discretion
Maximum offering amount: 5,000,000.00
Deadline to reach the target offering amount: September 3, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	N. Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Wyoming	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DiviGas, Inc.
(Issuer)

/s/ Andre Lorenceau, Chief Executive Officer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

Principal Executive Officer, Director
(Title)

November 5, 2025
(Date)

(Signature)

Principal Financial and Accounting Officer
(Title)

November 5, 2025
(Date)

(Signature)

Director
(Title)

November 5, 2025
(Date)

(Signature)

Director
(Title)

November 5, 2025
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

DIVIGAS, INC.
Target Offering Amount of $10,000
Maximum Offering Amount of $5,000,000

DiviGas, Inc., a Delaware corporation (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $10,000.00 ("**Target Offering Amount**"), and up to a maximum of $5,000,000.00 ("**Maximum Offering Amount**") of shares of its non-voting Class B common stock (the "**Share(s),**" or "**Securities**"), at a price of $1.00 per Share (this "**Offering**"). The minimum investment for each investor is $1,000.00, unless waived by the Company on a case-by-case basis for any reason or no reason at all. We must raise an amount equal to or greater than the Target Offering Amount by September 3, 2026 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

	Price to Public	**Selling Commissions**[1]	**Proceeds to Company**[2]
Price Per Share	$1.00	$0.085	$0.915
Target Offering Amount	$10,000.00	$850.00	$9,150.00
Maximum Offering Amount	$5,000,000.00	$425,000.00	$4,575,000.00

(1) The Offering is being made through DealMaker Securities LLC (the "**Intermediary**") in accordance with the rules and regulations under Regulation CF that require the Offering be transacted through a FINRA registered broker-dealer or funding platform. In addition to up-front fees (not shown above), we have agreed to pay the Intermediary commissions equal to 8.5% of the amount raised by the Company in this Offering.

(2) All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary, discussed more below. In addition to the fees and commissions payable to the Intermediary, the Company will incur Offering expenses that are not reflected in the above table, including legal and accounting expenses.

Bonus Shares

The Company is offering additional Shares to investors who invest certain amounts or within certain time periods ("**Bonus Shares**"). The Bonus Shares, when earned, will be issued simultaneously with the Shares purchased through this Offering. For the avoidance of doubt, Bonus Shares will be identical in class and rights as the Shares offered through this Offering. Investors may earn Bonus Shares as follows:

Time Based

Bonus Tier	**Date of Investment**	**Bonus Shares Earned**
Tier 1	Up to November 21, 2025	Additional 20% of purchased Shares
Tier 2	November 22, 2025 – December 5, 2025	Additional 15% of purchased Shares
Tier 3	December 6, 2025 – December 19, 2025	Additional 10% of purchased Shares

The new Tier 1 time based bonus perk shall be retroactive for any investor who invested prior to November 21, 2025. Tier 1 time-based perks begin on the date this Offering Statement is filed (the "**Launch Date**") and are available through 11:59 pm Eastern Daylight Time ("**EDT**") on November 21, 2025.

Tier 2 time-based perks begin at the end of Tier 1 and conclude at 11:59 pm EDT of December 5, 2025.

Tier 3 time-based perks begin at the end of Tier 3 and conclude at 11:59 pm EDT of December 19, 2025.

For example purposes only, if an investor were to invest $2,500 prior to November 21, 2025 they would receive 2,500 Shares for their purchase plus an additional 500 Bonus Shares (2,500 x 20%) for a total of 3,000 Shares issued.

Investment Amount Based

Date of Investment	Bonus Shares Earned
Minimum $2,500 aggregate investment	Additional 5% of purchased Shares
Minimum $10,000 aggregate investment	Additional 10% of purchased Shares
Minimum $25,000 aggregate investment	Additional 15% of purchased Shares

For example purposes only, if an investor were to invest $10,000 after the first 60 days of the Offering they would receive 10,000 Shares for the purchase and an additional 1,000 Bonus Shares (10,000 x 10%) for a total of 11,000 Shares issued. Investors qualify for Bonus Shares based on their aggregate investment amount. Meaning that if an investor makes an initial investment of $2,500 and then makes a later subsequent investment of $7,500, the investor will qualify for an additional 5% of Bonus Shares based on the initial $2,500 investment and an additional 5% of Bonus Shares for the subsequent $7,500 investment (10% less the 5% already received for the initial investment).

Bonus Shares are Stackable

Investors may qualify for the time based land investment amount based Bonus Shares. For example purposes only, assume an investor invests $25,000 prior to November 12, 2025. The investor would earn the following Shares:

Purchase:	25,000 Shares
Time Based Bonus Shares:	25,000 Shares x 20% = 5,000 Bonus Shares
Investment Amount Based Bonus Shares:	25,000 Shares x 15% = 3,750 Bonus Shares
Total Shares:	33,750 Shares

The issuance of Bonus Shares effectively reduces the price of the Shares and will dilute any investor who either does not qualify for Bonus Shares or qualifies for a lower percentage of Bonus Shares compared to other investors.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 13.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C-A offering statement is November 5, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C 1

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS 1

SUMMARY 1

OFFICERS AND DIRECTORS OF THE COMPANY 3

OFFICER/DIRECTOR COMPENSATION 6

CAPITAL STRUCTURE AND OWNERSHIP 6

DESCRIPTION OF BUSINESS 7

RISK FACTORS 13

THE OFFERING 27

DESCRIPTION OF SECURITIES 30

FINANCIAL INFORMATION 37

TRANSACTIONS WITH RELATED PERSONS 38

ADDITIONAL INFORMATION 38

[Remainder of page intentionally left blank]

ABOUT THIS FORM C

We have prepared this offering statement for our Offering of Securities under Regulation CF. The Form C-A, of which this offering statement is a part includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C-A to which the offering statement is a part. We have not authorized anyone to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our Securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-A and any documents included as Exhibits, including this offering statement, or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-A and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-A, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all the information that you may want to consider. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our Securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to DiviGas, Inc., a Delaware corporation, together with our wholly and majority owned subsidiaries.

The Company

DiviGas, Inc. was formed in Delaware on May 29, 2025. The Company was formed to facilitate the research, production, development, and manufacture of hollow fiber membrane for gas separation. The Company is a nanomolecular gas purification membrane manufacturer for the petrochemical industry. The Company has recently acquired certain intellectual property ("**IP**") necessary for its operations from through an assignment agreement, the form of which is attached hereto as Exhibit G along with all the outstanding shares (8,664,278) of DiviGas Australia Pty Ltd, an Australian

corporation ("**DiviGas Australia**") from DiviGas Pty Lte ("**DiviGas Singapore**"), a Singapore corporation. Manufacturing and research and development will be handled exclusively through DiviGas Australia. The IP the Company acquired from DiviGas Singapore is currently licensed to DiviGas Australia through a license agreement (attached hereto as Exhibit H) and the two companies have also entered into a funding agreement (attached hereto as Exhibit I). The Company signed a novation agreement with these companies to take the place of DiviGas Singapore in both agreements when it acquired the IP from DiviGas Singapore.

Our product line includes a novel hydrogen/helium selective membrane, legacy hydrogen purification membrane, and in development, a CO_2 selective membrane. Most molecules in industrial processes exist in a mixed gas environment, for industrial gases such as hydrogen, helium, and CO_2 to be utilized in their multibillion dollar industry; these gasses need to be purified and reach a certain level of purity (concentration). That's the solution that we offer to our customers. The ability to purify gasses at scale affordably using the bleeding edge of material science.

Officers and Directors of the Company

The Company is managed by its board of directors ("**Board of Directors**") and appointed officers. Andre Lorenceau, Ali Naderi, and Kara Rodby are the directors of the Company. Andre Lorenceau is the Chief Executive Officer, President, and Secretary. Jack Phin Lim is the Chief Financial Officer. Our management are also officer, directors, and shareholders of DiviGas Singapore.

Capital Structure

The Company is authorized by its Certificate of Incorporation, attached hereto as Exhibit B, to issue a total of 100,000,000 shares of stock consisting of 50,000,000 shares of Class A common stock, $0.0001 par value per share; 25,000,000 shares of Class B common stock, $0.0001 par value per share; and 25,000,000 shares of preferred stock, $0.0001 per share. As of the date of this offering statement, 25,000,000 shares of Class A common stock are issued and outstanding and held by DiviGas Singapore and 102,850 shares of Class B common stock are issued and outstanding. No class of preferred stock has been designated or issued.

Dividends

The Company has not paid dividends and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Voting

The Shares offered herein are non-voting shares of Class B common stock. Each holder of Class A common stock has one vote per share of Class A common stock held of record by such holder.

Transfer Restrictions

Pursuant to Rule 501 of Regulation CF, Securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if Securities purchased in this Offering are eligible for resale, there is no trading market for such Units, and none is likely to develop.

Furthermore, the transfer of Shares is restricted by the Company's shareholder agreement (attached as Exhibit D), which includes certain purchase options and a right of first refusal in favor of the Class A shareholders. Please see the section entitled "Description of Securities," which starts on page 30, for more details.

The Offering

We are offering a minimum of $10,000.00, and a maximum of $5,000,000.00 in Shares of the Company at a price of $1.00 per Share. The minimum investment for each investor is $1,000.00 unless waived by the Company on a case-by-case basis. If the Target Offering Amount has not been raised by the Offering Deadline of September 3, 2026, this Offering will be terminated and investor funds will be returned without interest or deduction.

In order to purchase the Shares, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   (i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

   (ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

   (iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Shares are being offered on a "best efforts" basis. We have engaged DealMaker Securities LLC as our Regulation CF intermediary. All Offering proceeds will be held in an escrow account with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until the closing of such funds. Once we have raised the Target Offering Amount, and at least 21 days from the date of this offering statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter


OFFICERS AND DIRECTORS OF THE COMPANY


The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Andre Lorenceau[1]	President, CEO, Secretary, Director	July 2025 - Present
Jack Phin Lim	CFO/Treasurer	July 2025 - Present
Ali Naderi	Director	July 2025 - Present
Kara Rodby	Director	July 2025 - Present
Zachary Foss	Director of Business Development	July 2025 - Present

---

[1] Mr. Lorenceau's services as CEO are currently assigned to the Company from DiviGas LLC. The Company acquired all ownership of DiviGas, LLC in the same transaction as the acquisition of DiviGas Australia. Eventually Mr. Lorenceau will be transitioned full time to the Company.

Andre Lorenceau

Andre the CEO, President, and a director of DiviGas, Inc. He is a serial entrepreneur who led his previous B2B startup to post Series B, millions in revenue booked and outcompeted tech giants such as Intel. He has raised over US$15 million previously and was awarded 'Forbes 30 Under 30'. Andre has experience across a variety of sectors and brings endless energy and versatility to DiviGas.

Company:	DiviGas Australia Pte Ltd
Title:	CEO & Founder
Dates of Service:	August 2019 – Present
Description of Duties:	Lead the company towards its goals by setting a vision, making strategic decisions, and overseeing operations. This includes managing overall company performance and direction of the organization, managing resources, and communicating with stakeholders.

Company:	DiviGas LLC
Title:	CEO & Founder
Dates of Service:	May 13, 2022 – Present
Description of Duties:	Fundraising, capital management, product oversight, team management, recruiting, executive duties, board management, financial reporting

Dr. Ali Naderi

Ali has a PhD from NUS in Chemical and Biomolecular Engineering focused on membranes for gas separation and organic solvent nanofiltration. He has a background in polymers, including microstructural modification, rheology, structure-property and synthesizing. Ali has published 11 journal papers, five conference papers, and is the inventor for several patents.

The following is a summary of Mr. Naderi's professional experience for the last three years.

Company:	DiviGas Australia Pte Ltd
Title:	CTO and Co-Founder
Dates of Service:	December 2019 – Present
Description of Duties:	Dr. Naderi leads the development of a groundbreaking polymeric membrane for hydrogen purification and CO_2 capture in harsh gas streams at the company. He spearheaded the project to achieve a permeance of 2000 GPU and a selectivity of 50 for efficient CO_2/CH_4 and CO_2/N_2 pair gas separation and has innovated solutions benefiting refineries and chemical plants, potentially saving millions of dollars.

Jack Phin Lim

An expert in start-up company financials, Jack is an experienced financial manager with a decade of good governance of finance. He is a multi-disciplinary, growth-oriented and other-person centered leader. Jack's core experience is in fractional finance partnering, regional controllership, fundraising, corporate planning and corporate governance for startups mainly from early stage to pre-IPO. Portfolio includes Entrepreneur First-backed deep tech startups, Korean PE-backed mobility tech company and non-for-profit.

The following is a summary of Mr. Lim's professional experience for the last three years.

Company:	DiviGas Australia Pte Ltd
Title:	Financial Controller
Dates of Service:	February 2023 - Present
Description of Duties:	Corporate Planning, Treasury Management, Grant Application, Compliance

Company:	Peptobiotics
Title:	Fractional Finance Partner
Dates of Service:	August 2024 - Present
Description of Duties:	Strategic Financial Planning, Financial Reporting and Controls

Company:	SOCAR Maylasia
Title:	Finance Leader
Dates of Service:	May 2017 – April 2022
Description of Duties:	Built Finance team of 12 across MY and ID responsible for controllership (AP, AR), financial reporting (BS, PL, CF), statutory filing (audit and tax), treasury (cash management) and strategic planning for multiple BU (B2C, B2B, P2P). Led Procurement team of 4 responsible for fleet and motor insurance procurement, licensing, launch procurement policy and Procure-to-Pay workflow integration as part of finance transformation to drive automation. Managed strategic regional banking relationships (credit line extension, covenants, investments) and activated prudent cash management via payment restructuring (moratorium, credit) resulting in an extended runway of 6 months.

Kara Rodby

A principal at Volta Energy Technologies, and one of the principal investors in DiviGas Pty Lte, Kara is a key board member, director and advisor.

The following is a summary of Ms. Rodby's professional experience for the last three years.

Company:	Volta Energy Technologies
Title:	Technical Principal
Dates of Service:	June 2023 – Present
Description of Duties:	Act as a climate tech specialist (with a focus on hard tech, particularly batteries), running technical due diligence on the firm's deal flow, Manage the firm's pipeline by tracking and facilitating progress, and maintain a deep network of VC and start-up relationships for syndication and deal flow purposes.

Company:	Volta Energy Technologies
Title:	Venture Capital Technical Analyst
Dates of Service:	June 2022 – June 2023
Description of Duties:	Acted as a climate tech specialist (with a focus on hard tech, particularly batteries), running technical due diligence on the firm's deal flow, developed techno-economic analyses to guide broader investment theses, and managed the firm's pipeline by tracking and facilitating progress.

Zachary Foss

Mr. Foss graduated from The University of Texas with a B.S. in Chemical Engineering. He has 10 years' experience in the manufacturing and sale of downstream petrochemical and specialty products. He is currently the Director of Business Development for DiviGas - a startup focused on the development of novel hollow-fiber gas separation membranes. Responsible for Sales, Marketing, Strategic Initiatives, and Project Management..

The following is a summary of Mr. Foss' professional experience for the last three years.

Company:	DiviGas LLC
Title:	Technical Principal
Dates of Service:	January 2023 – Present
Description of Duties:	Head of Business Development for DiviGas, responsible for Sales, Marketing, Strategic Initiatives, and Project Management.

Company:	ExxonMobil
Title:	U.S. Downstream Auditor
Dates of Service:	July 2020 – January 2023
Description of Duties:	Conducting Controls Audits as part of the Downstream business team - participating in international upstream audits in Guyana, Russia, and Qatar, and leading domestic audits of $100M+ business units within the US.

Indemnification

Generally

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law and the Company's bylaws. The Company will indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Delaware Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Officer and Director Compensation
The officers and directors of the Company are not currently being compensated. The board of directors has the authority to set compensation for the officers and directors of the Company in the future. When Mr. Lorenceau transitions to the Company full time, it is anticipated that he will receive a salary of $150,000 per year.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized by its Certificate of Incorporation attached hereto as Exhibit B to issue a total of 100,000,000 shares consisting of 50,000,000 shares of Class A common stock, $0.0001 par value per share; 25,000,000 shares of Class B common stock, $0.0001 par value per share; and 25,000,000 shares of preferred stock, $0.0001 per share. As of the date of this offering statement, the Company had 25,000,000 shares of Class A common stock and 102,850 shares of Class B common stock issued and outstanding. The Company has not designated any preferred stock.

Beneficial Ownership

As of the date of this offering statement, only the following persons beneficially hold more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power as follows:

Shareholder	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
DiviGas Pte Ltd[1]	Series A common stock	25,000,000 shares	100.00%

(1) DiviGas Pte Ltd, on a non-diluted basis, is beneficially owned by the following persons owning 20% or more in the company: Andre Lorenceau (27.49%); Ali Naderi (27.49%). On a fully diluted basis no persons own 20% or more in the company.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this offering statement, the Company had no outstanding options, SAFEs, convertible notes, or warrants.

Outstanding Debt

As of the date of this offering statement, the Company had no outstanding debt other than approximately $55,000.00 in advances that DiviGas Singapore has made on behalf of the Company to cover Offering, Intermediary, and other start-up expenses. No interest will be charged on this amount and it is due on demand. The Company may use Offering proceeds to pay this amount.

Previous Offerings of Securities

The Company has not conducted a securities offering in the last three years. The Company did issue all outstanding Class A Shares to DiviGas Singapore for its transfer of assets to the Company.

DESCRIPTION OF BUSINESS

The Company

DiviGas, Inc. was formed in Delaware on May 29, 2025. The Company was formed for the purpose of acquiring assets for the research, production, development, and manufacture of hollow fiber membrane for gas separation. The Company has acquired certain intellectual property necessary for its operations through an assignment agreement, the form of which is attached hereto as Exhibit G along with all outstanding shares (8,664,278) of common stock in DiviGas Australia from DiviGas Singapore in exchange for 25,000,000 shares of Class A common stock in the Company. It also acquired all ownership in DiviGas, LLC, a Delaware limited liability company which currently provides backend office services to the Company via the assignment of its CEO, Andre Lorenceau, to the Company. Mr. Lorenceau is currently compensated by DiviGas, LLC. Manufacturing and research and development will be handled exclusively through DiviGas Australia. DiviGas Singapore currently licenses its IP to DiviGas Australia through a license agreement (attached hereto as Exhibit H) and the two companies have also entered into a funding agreement (attached hereto as Exhibit I). The Company signed a novation agreement with these companies to take the place of DiviGas Singapore in both agreements when it acquired the IP from DiviGas Singapore.

Products

Our product line includes a novel hydrogen/helium selective membrane, legacy hydrogen purification membrane, and in development, a CO_2 selective membrane. Most molecules in industrial processes exist in a mixed gas environment, for industrial gases such as hydrogen, helium, and CO_2 to be utilized in their multibillion dollar industry; these gasses need to be purified and reach a certain level of purity (concentration). That's the solution that we believe we offer to our customers. The ability to purify gasses at scale affordably using the bleeding edge of material science.



<u>Divi-H/He</u>

Overview: hydrogen/helium selective membrane that has high hydrogen/helium and carbon dioxide selectivity. Can tolerate a high temperature of 150C and is resistant against acidic gases. Main use cases are in refineries, biomass gasification, LOHC, methane pyrolysis, helium extraction, and more (gas streams that contain high levels of CO2).

Product Status: Divi-H/He is at TRL 7 - shipped to clients, tested on the field, delivering full systems.

<u>Divi-Legacy</u>

Overview: hydrogen selective membrane that focuses more on H2/N2 or H2/CH4 separation. Main use cases are in refineries, ammonia plants, ethanol plants, and others (gas streams that contain low levels of CO2).

Product Status: Divi-Legacy is at TRL 7 - shipped to clients, tested on the field, delivering full systems.

<u>Divi-C</u>

Overview: carbon dioxide selective membrane for CO2 separation. Main use cases are for biogas upgrading (eliminating CO2 from biogas) and pre-combustion CCUS.

Product Status: Divi-C is at TRL 3, we expect an additional $500K injection and 8-12 months of R&D, Divi-C will reach the same TRL as our legacy and Divi-H modules.

Industry Background



Hydrogen production has been around since the 1930s. The majority of hydrogen production is done through a process called steam methane reforming and coal gasification, where the hydrogen atom and nitrogen atom are separated for methane and hydrogen atom and carbon atom separated for coal through heat and catalyst. Today this is a $100B+ industry. Hydrogen produced through these processes must be purified for industrial use.[2]

DiviGas offers a next-generation membrane solution that enables cost-effective hydrogen recovery and high-purity CO_2 capture, reducing reliance on fossil fuels and improving energy efficiency. By recycling hydrogen lost in industrial processes, DiviGas' membranes support the world's transition to a sustainable hydrogen economy.

---

[2] https://iea.blob.core.windows.net/assets/89c1e382-dc59-46ca-aa47-9f7d41531ab5/GlobalHydrogenReview2024.pdf

The biogas upgrading market grew from $1.94 billion in 2024 to $2.8 billion in 2025 and is projected to grow at a CAGR of 12.07%, reaching $3.84 billion by 2030.[3] This growth is fueled by increasing demand for renewable natural gas (RNG) and supportive government policies. Advancements in our CO2 membrane allow for a huge market penetration opportunity to do biogas upgrading. Europe leads the market due to strong regulatory incentives, while North America and Asia-Pacific are seeing rising investments in waste-to-energy projects.



The helium market sits anywhere between $4 billion to $10 billion[4], with major players like Exxonmobil, Gazprom, Air Liquide, Air Products, Linde, and many more. As a finite rare element that can only be exacted, helium can go upwards of $20/kg. Cutting cost and increasing recovery/efficiency, is crucial for helium producers all around the world.



Market Analysis

The Company provides an alternative to conventional hydrogen separation and CO₂ capture technologies:

---

[3] https://www.researchandmarkets.com/report/biogas-upgrading
[4] https://www.grandviewresearch.com/industry-analysis/helium-market-report





Types of Membranes	Performance	Raw Material Cost	Max Purity
Legacy Membranes	Poor	Low	Industrial Grade
Novel Membranes*	High	High	Fuel Cell Grade
DiviGas	High	Low	Industrial Grade

Technology	Efficiency	Cost	Scalability	Challenges
Divi-H	High purity (99.9%), high recovery (80%-95%)	Low	Modular & scalable	New market adoption
Legacy Membranes (Divi-Legacy)	Mid purity (90-98%), high recovery (80%-95%)	Very Low	Modular & scalable	Can't handle acidic gases
PSA (Pressure Swing Adsorption)	Ultra-high purity (99.999%), Moderate (75–85% H_2 recovery)	High	High, but with lower limit threshold	High H_2 loss, energy-intensive
Palladium/ Ceramics Membranes	Ultra-high purity (99.999%), high recovery	Very High	Low	Expensive, fragile

Target Market

The Company's high-performance membranes are ideal for:

- Petrochemical refineries recovering hydrogen from off-gas and PSA tail gas.
- Steel and ammonia plants seeking cost-effective hydrogen recovery solutions.
- Hydrogen producers aim to improve efficiency and profitability.
- CCUS projects leveraging Divi-C for CO_2 purification and monetization.
- Biogas/natural upgrading plants.

- Helium producers

Distribution

The Company serves two main customer segments. The first includes traditional hydrogen producers such as oil refineries, ammonia plants, and petrochemical facilities. These customers typically operate SMR units or similar reforming systems and rely on PSA systems for purification. However, PSA alone typically achieves only 75 to 85 percent hydrogen recovery, leading to significant economic and environmental losses. The Company offers a bolt-on module that recovers hydrogen from the PSA tail gas and optionally captures the remaining CO_2. This allows existing plants to significantly improve efficiency and move toward low-carbon hydrogen production without overhauling their core infrastructure.

The second segment consists of emerging hydrogen producers, including startups and developers in waste-to-hydrogen, methane pyrolysis, and underground hydrogen extraction. These customers often operate on a smaller scale and are more agile in adopting new technologies. For them, the Company provides a main-process separation solution that offers simpler integration, reduced footprint, and lower energy intensity compared to PSA systems. In several cases, these startups are planning entire facilities around Divi-H as the core gas separation unit.

The Company plans to distribute our products through both direct sales and partnerships. For early-stage/early adopter customers, we will engage directly, supporting them through simulations, testing, module selection, and integration support. For industrial installations, the Company will partner with EPC firms and system integrators who are already involved in SMR and PSA projects. The Company will supply the core modules, while partners handle piping, compression, and ancillary infrastructure. The business model is centered around the sale of membrane modules, with replacement fiber bundles serving as a long-term consumable revenue stream.

Project Implementation Plan

- **Current capacity:** 200 modules/year.
- **Target:** 2,500 modules/year, enabling industrial-scale adoption in refineries, chemical plants, goal gasification plants, and CCUS projects.

<u>Technical Roadmap & Deployment Timeline</u>

Timeline	Technical Roadmap	Production Capacity | Sales Goal
Q3 2025	Divi-Legacy: 8" x 110cm Divi-H: 8" x 80cm	250 | 100 modules/year
Q4 2025	Divi-Legacy: 8" x 110cm Divi-H: 8" x 110cm Divi-C: 4" x 80cm	1,000 | 300 modules/year
Q1 2026	Divi-Legacy: 8" x 110cm Divi-H: 10" x 110cm Divi-C: 8" x 110cm	1,500 | 500 modules/year
Q2 2026	Divi-Legacy: 8" x 110cm Divi-H: 12" x 110cm Divi-C: 8" x 110cm	2,500 | 850 modules/year

The next twelve months will be critical for the Company as it transitions from pilot validation to early industrial-scale commercialization. The first priority is the completion and production ramp-up of the 8" inch Divi-H modules up from our more common current 6" inch modules which will enable full-scale hydrogen recovery units to be deployed at refineries and ammonia plants.

Concurrently, the Company will accelerate development of Divi-C, targeting a functional, pilot-ready prototype by Q1 2026. This will involve iterative membrane formulation, module housing design, and integration testing. The goal is to deploy the first CO_2 recovery units alongside hydrogen modules by Q4 2025.

On the commercial side, the Company will focus on converting approximately $9.9 million in signed letters of intent into paid contracts with a major European refiner and a North American helium extractor. Several clients are already in final negotiation stages and are expected to transition from pilot to commercial installations. The Company will also continue to expand its sales pipeline, with over 30 leads currently in active discussions and 10+ classified as high-conversion prospects.

Operationally, DiviGas Australia will invest in automation and quality assurance in its Melbourne plant, with the intent to double production throughput and reducing unit costs by leveraging economies of scale. Intellectual property protection will also expand, with at least three new patents expected to be filed in the coming year.

Intellectual Property

The Company holds intellectual property centered around its gas separation membrane technology. We have obtained a patent on the filed two international patents covering our proprietary membrane module design (PCT/IB2022/061772) and the manufacturing process of our dual hollow fiber membranes (PCT/IB2024/052068), with an additional five patents under development centered around other fibers under development, sealing techniques at high temperature and novel manufacturing techniques that DiviGas has invented. These patents protect critical innovations enabling the Company's hollow fiber membranes, Divi-H for hydrogen and helium separation and Divi-C for CO_2 separation, to operate under extreme conditions, including high temperatures, acidic environments, and hydrocarbon exposure. In addition to formal IP, the Company employs a strategic trade secret approach for key material compositions and polymer modifications, secured through stringent cyber and physical safeguards. The technology has no legacy ownership claims and is fully independent from its academic origins. Together, this IP framework establishes a strong technical moat and supports the Company's commercial competitiveness in hydrogen, helium, and CO_2 recovery markets.

Governmental/Regulatory Compliance

A company engaged in the manufacture and sale of nanomolecular gas purification membrane products for the petrochemical industry may be subject to a wide array of regulations spanning environmental protection, workplace safety, export controls, and materials handling. Environmental regulations, such as those enforced by the U.S. Environmental Protection Agency (EPA) or equivalent global bodies, may apply to the use, disposal, and lifecycle impacts of the nanomaterials involved. If membrane production involves hazardous chemicals or emissions, the Company or its subsidiaries may need permits under the Clean Air Act, Resource Conservation and Recovery Act (RCRA), or Toxic Substances Control Act (TSCA). Further, nanomaterials may be subject to specific risk assessments if classified as potentially toxic or environmentally persistent.

Because the Company serves the petrochemical industry, its products may be considered dual-use technologies, subject to export control laws such as the Export Administration Regulations (EAR) under the Bureau of Industry and Security (BIS). This is especially relevant if the membrane products are highly specialized or could have defense or critical infrastructure applications. The Company may need to obtain licenses or comply with international trade agreements, particularly if shipping to countries subject to sanctions or export restrictions. These regulations could significantly impact the company's supply chain, customer base, and overall market access.

Transfer Agent

The Company has engaged an affiliate of its Intermediary, DealMaker Transfer Agent LLC, to provide transfer agent services.

Litigation

The Company is not aware of any current or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-A. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. In addition, as our operations scale we will likely very soon have intense capital needs to match incoming demand. We are therefore fundraising in view of the deployment timelines that both the fundraising and construction of new facilities will require. We could require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that

attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

There is technical performance risk with our products.

Hollow fiber membranes used for gas separation must meet strict performance criteria, especially when targeting high-purity hydrogen or helium recovery. Variability in membrane selectivity, permeability, and mechanical durability under pressure and thermal stress can lead to inconsistent performance in the field. If membranes fail prematurely or underperform relative to specifications, the result can be costly warranty claims, customer dissatisfaction, or contract cancellations. Field failure can also damage long-term relationships with industrial partners that require high uptime and reliability for mission-critical applications.

This risk is amplified in sectors such as hydrogen production and helium recovery, where operating environments may involve corrosive gases, high temperatures, or fluctuating pressures. If membranes degrade more rapidly than anticipated, companies may incur unexpected servicing costs or face penalties under performance-based contracts. Additionally, performance shortfalls may hinder qualification for certain industrial standards or certifications, reducing market access. Investment in robust validation testing and quality assurance processes is crucial to mitigating these technical risks.

The Company's products are subject to various regulations.

Manufacturers of gas separation membranes must navigate an evolving regulatory landscape, especially given the increasing emphasis on hydrogen as a clean energy source. Regulatory agencies may impose safety, environmental, or material usage restrictions that affect membrane design, production processes, and end-use applications. In the U.S., for example, the EPA, OSHA, and DOT may each impose requirements related to handling hydrogen and helium, while international markets may require compliance with REACH, CE Marking, or other regional standards. Failure to comply can result in fines, delays, or market exclusion. Moreover, membranes that are used in or integrated with hydrogen infrastructure projects may fall under stricter oversight due to the flammable nature of hydrogen gas. Companies may be required to demonstrate compliance with pipeline safety standards, pressure vessel codes, and hazardous materials handling procedures. As regulatory frameworks shift toward sustainability and climate impact, additional disclosure or certification may be required regarding material sourcing, emissions, or product lifecycle impacts. These changes can increase costs and lengthen go-to-market timelines.

Hollow fiber membrane production is uniquely sensitive to supply chain dynamics due to its dependence on high-performance specialty materials—such as advanced polymers (e.g., polyimides, polysulfones), proprietary coatings, catalysts, and sometimes nanomaterials engineered for gas selectivity.

These materials often have only a limited number of qualified suppliers globally, and are subject to strict tolerances, purity requirements, and in some cases, export or hazardous materials controls. This reliance on niche inputs means that even modest disruptions—such as environmental events affecting a supplier's facility, changes in regulatory classifications of a raw material, or fluctuations in global demand for certain polymers—can have outsized effects. For example, if a key monomer becomes restricted due to a change in REACH or TSCA compliance status, sourcing alternatives may be unavailable without substantial requalification work and regulatory resubmission. In addition, geopolitical tensions and trade policy shifts can introduce volatility into cross-border supply chains. Tariffs, sanctions, or customs delays can disrupt access to critical materials sourced from specific regions, such as East Asia or Europe. This risk is particularly acute when dealing with nanomaterials or chemicals classified under export control regulations, which may face sudden restrictions due to national security or environmental policy changes. Long procurement lead times, minimum batch sizes, and rigorous quality assurance testing further complicate inventory planning and just-in-time manufacturing models.

The production of hollow fiber membranes is highly sensitive to process variables such as temperature, humidity, extrusion speed, and chemical composition.

Small deviations can lead to defects, low yield, or batch failures. Scaling up from lab-scale to commercial production often introduces unforeseen complications, including membrane fouling, fiber breakage, or equipment incompatibility that will need to be accounted for by our manufacturing partner DiviGas Australia. These issues can result in delayed customer orders, increased waste, and rising cost of goods sold (COGS). Additionally, capital-intensive manufacturing equipment may face unexpected downtime due to maintenance needs, component failures, or operator error. Such interruptions not only affect delivery timelines but can also breach customer contracts that include performance guarantees. If DiviGas Australia has limited redundancy in its manufacturing footprint, any plant-level disruption can have an outsized impact on revenue and reputation.

The adoption of gas separation membranes in hydrogen and helium markets depends heavily on customer education, technical validation, and regulatory approval.

While hollow fiber membranes offer advantages in terms of energy efficiency and modularity, many potential customers are accustomed to legacy technologies like cryogenic distillation or pressure swing adsorption (PSA). Overcoming resistance to change requires time, technical demonstrations, and often third-party validation—factors that can slow revenue growth. Moreover, the niche nature of the helium and hydrogen markets means that the Company may be overly reliant on a few large customers or government-backed projects. Any delay, cancellation, or policy reversal impacting hydrogen infrastructure can reduce demand for membrane systems. Commercial success may also be threatened by aggressive competition, including new entrants with breakthrough technologies or larger players offering bundled solutions.

Hydrogen is highly flammable and requires careful handling at every stage—from production to separation and storage.

If hollow fiber membranes are used in high-pressure systems or exposed to volatile compounds, any failure could lead to safety incidents such as leaks, fires, or explosions. The Company may face significant liability if its products are found to contribute to safety hazards, particularly in industrial or transportation applications. In addition to physical risk, there is also reputational and financial liability associated with product performance claims. If a membrane system underperforms or malfunctions in a regulated environment, such as a refinery or hydrogen fueling station, the consequences can include contract penalties, litigation, or loss of certification. Comprehensive product testing, safety validation, and liability insurance are essential components of risk management in this space.

Continuous innovation is critical to staying competitive in the membrane technology space, where performance benchmarks are constantly improving.

However, research and development efforts are inherently risky—new formulations or designs may fail to achieve the desired performance or may prove non-viable for manufacturing. Significant resources may be invested in projects that ultimately do not produce commercially viable outcomes. Moreover, even successful research and development may face time-to-market challenges or unexpected technical hurdles during scaling. If the Company, through research and development provided by DiviGas Australia, is unable to keep pace with competitors who introduce more efficient or cost-effective membranes, it risks becoming obsolete. An overreliance on a single technology or slow innovation pipeline can hinder market share growth.

The gas separation membrane business can be capital-intensive, particularly when expanding production or commercializing new product lines.

Adverse conditions in capital markets—such as rising interest rates, tightening credit, or reduced venture funding—can limit access to the financing needed for growth. This is particularly important for companies developing technologies aimed at emerging markets like the hydrogen economy, which often require upfront investment before widespread adoption. Macroeconomic downturns or commodity price volatility can also reduce capital spending by key customers in the petrochemical or energy sectors. If investment in hydrogen infrastructure slows due to inflation, recession, or shifting political priorities, the market opportunity for membranes may narrow. Companies must balance growth strategies with capital efficiency and maintain flexibility in their cost structure to withstand economic cycles.

As environmental, social, and governance (ESG) standards rise in prominence, companies involved in advanced materials and gas processing must be prepared to demonstrate sustainable practices.

The use of specialty chemicals, nanomaterials, or polymers in membrane production may raise concerns about long-term environmental impacts, including recyclability and end-of-life disposal. Customers and investors may demand transparency and accountability regarding environmental footprint, labor practices, and ethical sourcing. Failure to proactively address these concerns can lead to reputational damage or exclusion from ESG-sensitive markets. Additionally, media attention or activist pressure around the perceived risks of nanotechnology or synthetic materials could influence public perception and policymaking. Integrating sustainability into product design, operations, and communications is essential not only for risk management but also for long-term competitive advantage in the clean energy landscape.

Timeline pushes and unexpected shifts in project direction can introduce uncertainty and disrupt our business plan.

Operational delays are often driven by technical hurdles, shifting market dynamics, or strategic decisions to pivot based on new insights, leading to stretched resources and potential budget overruns. These extensions can also disrupt time-to-market strategies, allowing competitors to gain an advantage or causing us to miss out on lucrative contracts. Furthermore, unanticipated redirections can lead to fragmented operational efforts, confusion within teams, and reduced focus on initial objectives. Failure to maintain flexibility in our planning processes may lead to missed project timelines and could lead to failed communication channels where stakeholder expectations are not managed effectively.

The risk of shifts in primary focus necessitating rapid changes across all aspects of the business is a critical challenge that can disrupt operations and strategic planning and could affect the Company.

Changes in market conditions, customer demands, or technological advancements may require the Company to pivot quickly, which can strain resources and affect morale. Rapid changes can lead to confusion among employees, misalignment of priorities, and potential resistance to new initiatives, impacting productivity and overall effectiveness. Moreover, the need to rapidly adapt can result in poorly executed transitions, where critical aspects of the business—such as product development, marketing strategies, or customer engagement—are not adequately addressed. If the Company fails to cultivate an agile organizational culture that embraces change, fosters open communication, and encourages innovative thinking, it may be unable to navigate these shifts effectively.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

Product failure in hollow fiber membrane systems used for gas separation of hydrogen and helium presents serious operational and financial risks. These membranes are often deployed in high-pressure and high-purity environments where even minor defects can result in performance degradation, gas leakage, or complete system failure. If a membrane fails during operation, it can lead to unplanned shutdowns, loss of valuable gases, or contamination of separated streams, disrupting industrial processes that rely on consistent gas purity and flow rates. Such failures may require urgent replacement increasing operational downtime and imposing significant cost burdens on customers.

The reputational impact of product failure can be substantial, particularly in industries where reliability and safety are paramount. Clients in sectors such as petrochemicals, hydrogen production, or specialty gas supply expect equipment to perform consistently under demanding conditions. If membrane systems are associated with repeated failures, inconsistent quality, or safety incidents, customers may lose confidence in the brand and choose to switch to competing technologies or vendors. Additionally, failures that occur early in the product lifecycle or shortly after deployment may raise concerns about manufacturing defects, design flaws, or inadequate testing procedures, leading to greater scrutiny from both customers and regulators.

There is also a significant risk of legal and liability exposure resulting from product failure. If a hollow fiber membrane system causes financial losses, safety hazards, or environmental harm due to failure in operation, affected parties may pursue legal claims against the manufacturer. These claims could involve breach of warranty, negligence, or even product liability lawsuits depending on the jurisdiction and severity of the impact. Furthermore, if the failure contributes to the release of hazardous gases, regulatory investigations and penalties may follow. Such legal consequences can result in substantial financial damages, reputational harm, and distraction from core business operations.

Regulatory changes pose a significant risk to business operations, as shifts in government policies or legal requirements can directly impact our strategy, finances, and overall ability to operate.

New regulations may introduce stricter compliance requirements, leading to increased costs for training, legal consultation, and adjustments to business practices. For example, changes in labor laws, environmental standards, or data privacy requirements could necessitate modifications in processes, technology, or infrastructure to remain compliant. The Company could find it impossible to become compliant. Failure to adapt promptly can result in fines, legal disputes, or restrictions on the business, damaging both financial stability and reputation. Regulatory changes can also affect market dynamics and the competitive landscape, potentially reducing profitability or limiting market access. A sudden change in tax laws, tariffs, or trade agreements can disrupt supply chains, alter product pricing, or decrease the competitiveness of certain goods or services. This uncertainty makes it difficult for companies to make long-term investment decisions, manage budgets, or forecast financial performance. Additionally, some regulatory changes may benefit new entrants or disruptors, forcing established companies to adapt quickly or risk losing market share.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, our business and financial results may be harmed.

We believe that our brand will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to provide quality products to our customers, which we may not do successfully. We may introduce new products that users do not like, or which do not function as effectively as intended or as well as products offered by competitors, which may negatively affect our brand and products. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. We do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do or who are able to bring their products to market faster than we do. Moreover, we will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed. Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online data, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party providers creates risks for the Company.

The Company will be contracting with DiviGas Australia which will handle manufacturing and research and development for our products. Contracting with a third party for manufacturing and research and development introduces several key risks related to quality control, intellectual property, and operational oversight. The Company may face challenges ensuring that the third party maintains consistent quality standards, complies with applicable regulations, and meets required timelines. Any failure in these areas can result in production delays, defective products, regulatory violations, or damage to brand reputation. Additionally, reliance on a third party reduces the Company's direct control over critical processes, which may limit responsiveness to changes in product specifications or market demand. Supply chain disruptions affecting the third party—such as labor shortages, raw material issues, or geopolitical risks—can also cascade into the Company's operations.

Another significant risk involves the handling and protection of proprietary information and intellectual property. When engaging a third party for research and development, there is an inherent risk that trade secrets, confidential designs, or technological advancements could be misused, leaked, or unintentionally exposed, particularly if robust confidentiality and IP ownership agreements are not in place. The Company may also encounter disputes over ownership of innovations developed during the engagement. If the third party is located in a jurisdiction with weak intellectual property enforcement or limited legal recourse, these risks are amplified. Additionally, ensuring compliance with export controls, data security laws, and ethical standards across borders adds complexity to managing outsourced innovation and manufacturing.

In addition, relying on a single manufacturer for product creation introduces significant concentration risk, as the entire supply of critical components or finished goods is dependent on the operational stability, financial health, and performance reliability of one entity – DiviGas Australia. If the manufacturer experiences disruptions—such as equipment failure, labor disputes, quality control issues, or bankruptcy—the Company may face immediate production halts, delayed order fulfillment, and loss of revenue. Additionally, the lack of alternative manufacturing sources can reduce negotiating leverage on pricing, timelines, and quality standards, potentially increasing costs or lowering product margins over time. In industries that require precision engineering or regulatory compliance, any lapse in manufacturing standards could compromise product integrity, resulting in customer dissatisfaction, warranty claims, or reputational damage.

If the sole manufacturer fails or becomes unavailable, the Company may face a critical risk stemming from the inability to identify and onboard a comparable replacement. Finding a new manufacturer with the necessary technical capabilities, certifications, equipment, and experience—especially for specialized products like hollow fiber membranes—can be extremely difficult and time-consuming. Replacement manufacturers may not meet the same quality standards, may require costly requalification or validation of processes, or may have long lead times before they can begin production. This disruption could halt product availability, damage customer relationships, and result in lost market share, particularly if existing contracts cannot be fulfilled or service commitments are missed. The longer it takes to secure a viable manufacturing alternative, the greater the financial and reputational consequences.

If we are unable to obtain, maintain and protect our intellectual property rights in our proprietary technology, our ability to compete could be negatively impacted.

Our proprietary intellectual property is vital to our business. The market for our products depends to a significant extent on the value associated with our product design, and our proprietary technology. We rely on confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. The costs required to protect our proprietary intellectual property may be substantial.

To protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. We may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations. The

loss of any of our owned intellectual property could have a material adverse effect on our business, financial condition and results of operations. In addition, licensees of our intellectual property may engage in activities or otherwise be subject to negative publicity that could harm their reputation and impair the value of the intellectual property rights they license from us, which could reduce consumer demand for our products and adversely affect our business financial condition and results of operations.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products or other or activities infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us and our customers from selling certain products or engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the one day ended May 29, 2024, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's management and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Company's directors and may not be on an arm's-length basis. The Company's officers and directors have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have, for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2023 and 2024. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in and may continue to result in cost increases for labor, equipment, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various

federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. Sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent.

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results*.*

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

Because we are a "start-up", we face a material risk of business failure.

We were formed on May 29, 2025. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), developing our products, and securing our intellectual property we will need for our business, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

Incidents or adverse publicity concerning our Company or our products could harm our reputation as well as negatively impact our revenues and profitability.

Our reputation is an important factor in the establishment and potential future growth of our business. Our ability to attract and retain customers depends, in part, upon the external perceptions of our Company, the intellectual property assets and individuals we are associated with, and our corporate and management integrity. If market recognition or the perception of our company diminishes, there may be a material adverse effect on our revenues, profits, and cash flow.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers, directors, and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team. We are highly dependent on their knowledge base and industry relationships, and believe they are integral to the success of our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company is offering Bonus Shares which may dilute your investment.

The Company is offering Bonus Shares to investors who either invest by a certain time or invest certain amounts through this Offering. A maximum amount of up to 1,500,000 Bonus Shares may be issued through this Offering. The issuance of Bonus Shares effectively reduces the price of the Shares and will dilute any investor who either does not qualify for Bonus Shares or qualifies for a lower percentage of Bonus Shares compared to other investors.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate closing of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these Agreements.

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Delaware law, regardless of convenience or cost to you, the investor.

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as part of the Subscription Booklet. In the agreement, investors agree to waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. Additionally, disputes will be resolved on an individual basis only. Neither you nor the Company will have the right to participate in a class action, class arbitration, or any other representative proceeding.

With arbitration, under the Subscription Agreement, arbitration shall take place in the county of the principal office of the Company or in such location as agreed upon by the parties. If the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an arbitrary internal valuation analysis. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Shares at the Offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we will be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company, or to receive financial or other information from each, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to investors.

The Securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of the Shares.

We are a new company and have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, the Shares may be less valuable because a return on your investment will only occur if their price appreciates.

There is no market for the Shares.

The Shares are currently listed on any exchange or otherwise publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Company has set a Target Offering Amount of $10,000.00, and a Maximum Offering Amount up to $5,000,000.00 of Shares in $1.00 increments. The minimum investment for each investor is $1,000.00, unless waived by the Company on a case-by-case basis for any reason or no reason at all. Fractional Shares will not be issued by the Company and for any purchase resulting in fractional Shares, the number of Shares purchased will be rounded up to the nearest whole Share. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline of September 3, 2026. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Bonus Shares

The Company is offering Bonus Shares to investors who invest certain amounts or within certain time periods. The Bonus Shares, when earned, will be issued simultaneously with the Shares purchased through this Offering. For the avoidance of doubt, Bonus Shares will be identical in class and rights as the Shares offered through this Offering. Investors may earn Bonus Shares as follows:

Time Based

Bonus Tier	Date of Investment	Bonus Shares Earned
Tier 1	Up to November 21, 2025	Additional 20% of purchased Shares
Tier 2	November 22, 2025 – December 5, 2025	Additional 15% of purchased Shares
Tier 3	December 6, 2025 – December 19, 2025	Additional 10% of purchased Shares

The new Tier 1 time based bonus perk shall be retroactive for any investor who invested prior to November 21, 2025. Tier 1 time-based perks begin on the date this Offering Statement is filed (the "**Launch Date**") and are available through 11:59 pm Eastern Daylight Time ("**EDT**") on November 21, 2025.

Tier 2 time-based perks begin at the end of Tier 1 and conclude at 11:59 pm EDT of December 5, 2025.

Tier 3 time-based perks begin at the end of Tier 3 and conclude at 11:59 pm EDT of December 19, 2025.

For example purposes only, if an investor were to invest $2,500 prior to November 21, 2025 they would receive 2,500 Shares for their purchase plus an additional 500 Bonus Shares (2,500 x 20%) for a total of 3,000 Shares issued.

Investment Amount Based

Date of Investment	Bonus Shares Earned
Minimum $2,500 aggregate investment	Additional 5% of purchased Shares
Minimum $10,000 aggregate investment	Additional 10% of purchased Shares
Minimum $25,000 aggregate investment	Additional 15% of purchased Shares

For example purposes only, if an investor were to invest $10,000 after the first 60 days of the Offering they would receive 10,000 Shares for the purchase and an additional 1,000 Bonus Shares (10,000 x 10%) for a total of 11,000 Shares issued. Investors qualify for Bonus Shares based on their aggregate investment amount. Meaning that if an investor makes an initial investment of $2,500 and then makes a later subsequent investment of $7,500, the investor will qualify for an additional 5% of Bonus Shares based on the initial $2,500 investment and an additional 5% of Bonus Shares for the subsequent $7,500 investment (10% less the 5% already received for the initial investment).

Bonus Shares are Stackable

Investors may qualify for the time based land investment amount based Bonus Shares. For example purposes only, assume an investor invests $25,000 prior to November 12, 2025. The investor would earn the following Shares:

Purchase:	25,000 Shares
Time Based Bonus Shares:	25,000 Shares x 20% = 5,000 Bonus Shares
Investment Amount Based Bonus Shares:	25,000 Shares x 15% = 3,750 Bonus Shares
Total Shares:	33,750 Shares

The issuance of Bonus Shares effectively reduces the price of the Shares and will dilute any investor who either does not qualify for Bonus Shares or qualifies for a lower percentage of Bonus Shares compared to other investors.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Intermediary and Escrow

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with our Escrow Facilitator, Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees in relation to the Offering:

An Activation/Setup Fee of $38,000, Monthly Subscription Fee of $2,000 per month, Usage Fee of 8.5% of proceeds raised, and Marketing Fees of $13,000/month will be payable to the intermediary and/or its affiliates.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount. If we raise only the Target Offering Amount, all proceeds will be applied to intermediary fees.

Use of Proceeds	Maximum Offering Amount	Percentage	Target Offering Amount[(2)]	Percentage
Fees to Intermediary	$564,000.00[(1)]	11.28%	$850.00	8.50%
Offering/Start-up Expenses	$15,000.00	0.30%	-	-
Acquisition of Intellectual Property	$100,000.00	2.00%	-	-
Purchase of Equipment	$500,000.00	10.00%	-	-
Sales and Marketing	$1,000,000.00	20.00%	-	-
Working Capital[(3)]	$2,821,000.00	56.42%	$9,150.00	91.50%
Total	**$5,000,000.00**	**100.00%**	**$10,000.00**	**100.00%**

(1) Fees to intermediary include 8.5% of Offering proceeds raised ($425,000), $38,000 in onboarding/activation fees related to the Offering, $2,000 in onboarding fees with our transfer agent, subscription fee for account management and software access for twelve months ($24,000), Marketing Fees for three months ($39,000), and Shareholder Services Fee for twelve months ($36,000).

(2) DiviGas Pte Ltd will advance costs for the fees payable to our Intermediary and other startup costs until sufficient capital is raised to cover such expenses. No interest will be charged on these advances.

(3) Working Capital will be used to scale up deliveries and staff to increase number of shifts (24/7 manufacturing), increase sales support, conferences, conventions, and travel for business development.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Material Changes

If any material change occurs related to the offering prior to the current Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments but have not yet had such commitments accepted by the Company. If an investor does not reconfirm their investment commitment after a material change is made to the terms of the offering within five (5) business days of receiving notice, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the investor will receive the Securities in exchange for their investment.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, provided the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until (i) all Shares have been sold or (ii) the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until released to the Company following a closing. The Company will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C-A, and the Offering closing on or before its Offering Deadline.


DESCRIPTION OF SECURITIES


The rights and obligations of the Company's shareholders are governed by its Certificate of Incorporation and Bylaws attached to this offering statement as Exhibit B and C, respectively. None of the Company's securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue a total of 100,000,000 shares of stock consisting of 50,000,000 shares of Class A common stock, $0.0001 par value per share; 25,000,000 shares of Class B common stock, $0.0001 par value per share; and 25,000,000 shares of preferred stock, $0.0001 per share. As of the date of this offering statement, 25,000,000 shares of Class A common stock are issued and outstanding. No shares of Class B common stock have been issued and no class of preferred stock has been designated or issued.

Rights of Class A and Class B Common Stock

<u>Equal Status</u>

Except as otherwise provided in our Certificate of Incorporation or required by applicable law, shares of Class A common stock and Class B common stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Company), share ratably and be identical in all respects and as to all matters.

<u>Voting Rights</u>

Class B common stock is non-voting stock. Each holder of Class A common stock shall have the right to one (1) vote per share of Class A common stock held of record by such holder. Except as otherwise expressly provided by this Certificate of Incorporation or as provided by law, the holders of shares of Class A common stock shall (a) at all times vote on all matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the Company, (b) be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law, including by written consent.

Except as expressly provided for by our Certificate of Incorporation or as required by applicable law, each holder of Class B common stock shall (a) not be entitled to vote on matters (including the election of directors) submitted to a vote or for the consent (if action by written consent of the stockholders is permitted at such time under this Certificate of Incorporation) of the stockholders of the Company, (b) not be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and (c) at all times entitled to vote by law, vote together with the holders of Class A Common stock as a single class on all matters submitted to a vote or for the consent of the stockholders of the Company.

Pursuant to the Company's shareholder agreement, if a majority of Class A shareholders approve certain major corporate actions—including (i) a sale of the corporation (via merger, consolidation, asset sale, or stock sale resulting in a change of control), (ii) a recapitalization, (iii) dissolution, (iv) election or removal of a director, or (v) an initial public offering—then all shareholders must vote in favor and take necessary actions to support the decision.

For a sale of the corporation:

- In a merger, consolidation, or asset sale, shareholders waive dissenters' or appraisal rights.
- In a stock sale, shareholders must sell their shares on the approved terms.

Each shareholder also grants the corporation (and its agents) irrevocable power of attorney to take all actions and execute all documents necessary to implement these approved transactions.

Additionally, each Class B shareholder grants our CEO (and any CEO designee) an irrevocable proxy—valid until this agreement ends—to vote all current and future Class B Shares on the shareholder's behalf at meetings or by written consent. This authority survives a shareholder's death or incapacity, binds their successors, and cannot be revoked before the agreement's termination because it is "coupled with an interest." Please review our shareholder agreement attached as Exhibit D for more details.

<u>Dividend and Distribution Rights</u>

Any dividend or distribution on the common stock shall be payable on shares of Class A common stock and Class B common stock ratably; <u>provided</u>, <u>however</u>, that in the case of dividends or distributions payable in shares of common stock of the Company, or options, warrants or rights to acquire shares of such common stock, or securities convertible into or exchangeable for shares of such common stock, the shares, options, warrants, rights or Securities so payable shall be payable in shares of, or options, warrants or rights to acquire, or Securities convertible into or exchangeable for, common stock of the same class upon which the dividend or distribution is being paid.

<u>Subdivisions Combinations or Reclassifications</u>

Shares of Class A common stock or Class B common stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A common stock and Class B common stock on the record date for such subdivision, combination or reclassification; *provided*, *however*, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved in advance by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Liquidation, Dissolution or Winding Up

In the event of any liquidation of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Class A common stock and Class B common stock shall be entitled to share ratably (based on the number of shares of common stock held by each such holder), share and share alike, in the remaining net assets of the Company.

Merger or Consolidation

In the case of any distribution or payment in respect of the shares of Class A common stock or Class B common stock upon the consolidation or merger of the Company with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or payment shall be made ratably on a per share basis among the holders of the Class A common stock and Class B common stock as a single class; *provided*, *however*, that shares of one such class may receive different or disproportionate distributions or payments in connection with such merger, consolidation or other transaction if (i) the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to the holder of a share Class B common stock have no voting power, or (ii) such merger, consolidation or other transaction is approved by the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Change of Control Class A Vote

The Company shall not consummate a "Change in Control Transaction" without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under this Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

"**Change in Control Transaction**" means the occurrence of any of the following events:

(a) the sale, lease, exchange, encumbrance or other disposition (other than licenses that do not constitute an effective disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole, and the grant of security interests in the ordinary course of business) by the Company of all or substantially all of the Company's assets; or

(b) the merger or consolidation of the Company with or into any other entity, other than a merger or consolidation that would result in the Class A common stock of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its sole parent entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its sole parent entity outstanding immediately after such merger or consolidation.

Mandatory Conversion of Class B common stock

Upon the Company's consummation of an initial public offering ("**Effective Time**"), each share of Class B common stock shall be automatically converted into one (1) ("**Conversion Ratio**") fully paid and nonassessable share of Class A common stock. Each certificate that immediately prior to the Effective Time represented shares of Class B common stock ("**Old Certificate(s)**") shall thereafter represent that number of shares of Class A common stock into which the shares of Class B common stock represented by the Old Certificate shall have been converted. The corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B common stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A common stock to which such holder shall be entitled as aforesaid (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Such conversion shall be deemed to have been made immediately prior to the close of business on the Effective Time, and the person or persons entitled to receive the shares of Class A common stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A common stock as of such date. Each share of Class B common stock that is converted pursuant to this Section 4.3.8 shall be retired by

the Company and shall not be available for reissuance. See Section 4.3.8 of our Certificate of Incorporation for further details.

<u>Protective Provision</u>

The Company shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive Sections 3 or 4 of Article IV of the Certificate of Incorporation (or adopt any provision inconsistent therewith), without first obtaining the affirmative vote (or written consent if action by written consent of stockholders is permitted at such time under the Certificate of Incorporation) of the holders of a majority of the then outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law, this Certificate of Incorporation or the Bylaws.

Preferred Stock

The Board of Directors is authorized to provide for the issuance of the shares of preferred stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware ("Certificate of Designation"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of preferred stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Company entitled to vote thereon, without a separate vote of the holders of the preferred stock or any series thereof, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of preferred stock.

Except as otherwise expressly provided in any Certificate of Designation designating any series of preferred stock pursuant to Article IV of the Certificate of Incorporation, any new series of preferred stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of common stock or the holders of preferred stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the common stock, the preferred stock, or any future class or series of preferred stock or common stock.

Transfer Restrictions

A Class B shareholder shall not have any right to dispose of any Shares or any right or interest in such Shares, except as expressly provided in the Shareholder Agreement attached hereto as Exhibit D. Unless a Permitted Transfer (defined below), a transfer subject to a Right of First Refusal (described below) or a transfer to an existing shareholder or the Company, no Class B shareholder may dispose of its Shares without the approval of the Board of Directors of the Company. Subject to any restrictions on transfer, shares of stock may be transferred on the books of the Company by the surrender to the Company or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Company or its transfer agent may reasonably require.

A Class B shareholder may transfer all or a portion of the Class B shareholder's Shares (i) to a revocable trust established by the Class B shareholder ("**Shareholder Trustor**") for the Class B shareholder's benefit and/or the benefit of the Class B shareholder's immediate family, provided such Shareholder Trustor is the sole trustee or co-trustee of the trust; (ii) to a Qualified Subchapter S Trust under the Internal Revenue Code of 1986, as amended ("**Code**"), or applicable tax laws (each a "**Permitted Transfer**"). All Shares held by a trust pursuant to this paragraph shall be subject to the same rights and obligations provided in this Agreement and shall be treated for all purposes under this Agreement as though the original shareholder continued to hold such Shares.

Additionally, no offer or transfer of Shares may be made unless pursuant to an effective registration statement filed under the Securities Act and applicable state securities laws, or unless the Company receives an opinion of counsel from the transferor, in form and from counsel satisfactory to the Company, that the offer or transfer is exempt from the registration requirements of the Securities Act, as amended and applicable state securities laws.

Pursuant to Rule 501 of Regulation CF, Securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if Securities purchased in this Offering are eligible for resale, there is no trading market for such Units, and none is likely to develop.

Option to Purchase Shares

<u>Bankruptcy, Assignment to Creditors, Breach</u>

If a shareholder (a) becomes bankrupt, assigns assets to creditors, or is placed under a receiving order, or (b) breaches this agreement and fails to fix the breach within 30 days after written notice, they become a "**Retiring Party**." In such cases, the Company may, within 90 days, choose to buy and cancel all of that shareholder's shares at 80% of fair market value (as determined by a neutral appraiser). If the Company does not exercise this option within 90 days, it expires. Disputes are resolved under Article IX of the shareholder agreement.

Unless otherwise agreed to by the parties to the sale, any sale under Article IV of the shareholder agreement must follow these terms:

- Upfront Payment – At least 10% of the purchase price is paid at closing by an acceptable payment method in exchange for properly endorsed share certificates.

- Promissory Note – The purchaser issues a note for the remaining balance, with interest at prime + 1%, payable in 120 equal monthly installments starting one month after closing.

- Default & Prepayment – Missing a payment allows the seller to demand full repayment; purchaser may prepay without penalty.

- Closing Date & Location – Closing takes place at 10:00 a.m. on the 91st day after the seller becomes a Retiring Party, at the corporation's registered office.

- Refusal to Close – If the Retiring Party refuses, the purchaser can deposit the price in a local bank for their benefit and, under an irrevocable power of attorney, complete all required transfer documents on their behalf.

<u>DiviGas Singapore (DiviGas Pte Ltd)</u>

Option 1:

Each Class B shareholder grants DiviGas Singapore an irrevocable option to purchase all of their Class B Shares if either:

1. DiviGas completes its first underwritten IPO and lists on a recognized stock exchange, or

2. DiviGas is acquired or sells all/substantially all of its assets.

The purchase price will equal the IPO's initial offering price per share or, in the case of a sale, the average price per share paid by the buyer. The option must be exercised for all Class B Shares from all holders and remains in effect until the shareholder agreement ends or DiviGas Singapore holds less than 50.01% shares of the Company's Class A common stock.

DiviGas Singapore may exercise the option by giving notice to each Class B shareholder with the triggering event and price. Each Class B shareholder grants DiviGas Singapore an irrevocable power of attorney to take all necessary actions and sign documents to complete the purchase.

Option 2:

In the event DiviGas Singapore sells any shares of its capital stock to any person dealing at arm's length with DiviGas Singapore, and it and the Company agree that all or a portion of such proceeds shall be invested into the Company, the Company agrees to sell shares of its capital stock on the same terms and conditions as the sale of capital stock by DiviGas Singapore.

Specifically, if DiviGas Singapore sells shares of preferred stock, the shares of the Company to be purchased by DiviGas Singapore will be preferred stock with the same rights, privileges and obligations as the preferred stock sold by DiviGas Singapore . The purchase price will be the purchase price received by DiviGas Singapore converted into U.S. $ as of the date of closing of the sale of DiviGas Singapore shares. Any such sale of shares of the Company pursuant to this Section 4.7 of the shareholder agreement must close within ninety (90) days from the corresponding sale of DiviGas Singapore shares or the right for DiviGas Singapore to purchase shares of the Company on matching terms pursuant to this section will cease as to that sale only.

Right of First Refusal

If a Class B shareholder ("**Offeror**") receives an acceptable, bona fide written offer (a "**Third Party Offer**") from an unrelated third party to purchase any of their shares of Class B common stock ("**Offered Shares**"), the Offeror must notify the Company and all Class A shareholders ("**Offerees**"). The notice must include:

- A copy of the Third Party Offer.
- The identity of the prospective buyer.
- Proof of the buyer's financial and legal ability to complete the purchase.

Once the notice is given, the Offerees have the right to purchase any or all of the Offered Shares at the same price and on the same terms as in the Third Party Offer.

Offerees may purchase Offered Shares in proportion to their Class A holdings (or another agreed ratio). To exercise this right, each Offeree must notify the Offeror, the Company, and the other Offerees within ten (10) business days of receiving the notice. If any Offeree declines or fails to respond, their unpurchased shares ("**Rejected Shares**") are offered to the remaining interested Offerees. This redistribution is also pro rata (or by other agreed ratio). Interested Offerees must give an additional notice within five (5)business days after the initial 10-day period. This process can repeat until all Offered Shares are taken or no more Offerees wish to buy.

If Offerees purchase shares, the closing follows the Third Party Offer's terms. The Offeror must deliver good title, free of liens. If liens exist, Offerees may deduct the payoff amount from the purchase price and settle the debt directly. Payment is made by certified cheque, bank draft, or wire transfer.

If the Offeror refuses to transfer the shares, the Company can:

- Receive payment from the Offerees.
- Record the transfer and issue share certificates to the Offerees.

- Hold the purchase money in trust for the Offeror (without interest).

Upon registration, the Offerees legally own the shares, and the Offeror's only remaining right is to receive the purchase funds.

If Offerees don't purchase all Offered Shares, the Company itself can buy the remainder under the same process as if it were the only Offeree. If neither the Offerees nor the Company purchase all the Offered Shares, the Offeror may sell the remaining shares to the original third-party buyer within four months—but only if the Company specifically approves the sale. The sale price cannot be lower, and terms cannot be more favorable, than in the original Third Party Offer. If the sale is not completed in this period, the right of first refusal process restarts.

Additional Issuances of Securities

Following your investment in the Company, the Company may sell Shares to additional investors, which likely will dilute your percentage ownership of the Company. An investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. In addition, the Company could sale additional shares of Class A common stock which would dilute your investment. Such shares could be offered on better or worse terms offered herein.

Conflicts of Interest and Transactions with Related Parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its shareholders.

By acquiring Shares in the Company, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute the investors in this Offering. Investors should understand the potential for dilution. If the Company issues additional Shares, investors' ownership percentage in the Company will go down, even though the value of the Company may go up. By virtue of your ownership in the Company, you could own a smaller piece of a larger company. This increase in the number of Shares outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into stock of the Company.

If the Company decides to issue more Shares, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. If you are making an investment expecting to own a certain percentage of the Company or expecting each Share or Share to hold a certain amount of value, it's important to realize how the value of those Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

In addition, the Company is offering Bonus Shares to investors who either invest by a certain time or invest certain amounts through this Offering. A maximum amount of up to 1,500,000 Bonus Shares may be issued through this Offering. The issuance of Bonus Shares effectively reduces the price of the Shares and will dilute any investor who either does not qualify for Bonus Shares or qualifies for a lower percentage of Bonus Shares compared to other investors.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, projected manufacturing capabilities, its projected revenue, and other factors. The price of the Shares may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-A and attached hereto in addition to the following information. Audited financial statements for the Company are attached to this Form C-A as Exhibit F.

The Company

Since its formation, the Company has been engaged primarily in formulating its business plan and developing the financial, offering, and other materials to begin fundraising. The Company is considered to be a development stage company since it is devoting substantially all of its efforts to establishing its business and planned principal operations have not commenced.

Operations

The Company has not generated any revenues or incurred direct operating expenses as of the date of this offering statement. The Company expects to start generating revenue within a few months after commencement of operation.

Liquidity and Capital Resources

As of the date of this offering statement, the Company does not have cash or cash equivalents or assets that can be liquidated. Significant capital commitments by the Company include: (i) its agreement to repay the Manager for Offering expenses incurred on the Company's behalf which will be repaid through Offering proceeds if we raise the Target Offering Amount, and (ii) the funding agreement with DiviGas Australia attached hereto as Exhibit I. The Company's sole source of capital until it becomes profitable will be proceeds raised through securities offerings. The Company may also elect to utilize debt financing to fund Company operations.

Plan of Operations

See "Project Implementation Plan" on page 10 for an overview of the Company's plan of operations for the next twelve months.

Offering Proceeds

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates it may raise additional capital following this offering through other offerings exempt under the Securities Act.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has agreed to acquire DiviGas Australia from DiviGas Singapore and certain IP in exchange for the issuance of 25,000,000 shares of Class A common stock of the Company to DiviGas Singapore. There are many interested parties involved in this proposed transaction. Our CFO Jack Lim is the CFO of DiviGas Singapore. In addition, Kara Rodby is a director of the Company and DiviGas Singapore. Furthermore, Mr. Lorenceau and our directors Ali Naderi and Kara Rodby are shareholders in DiviGas Singapore. DiviGas Singapore currently wholly owns DiviGas Australia. Moreover, our director Ali Naderi is a co-founder and the CTO of DiviGas Australia and our CEO Andre Lorenceau is also the CEO of DiviGas Australia. The transaction was not conducted at arms' length.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-A do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C-A or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C-A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-A. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C-A or any other matter relating to the Securities described in this Form C-A, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.divigas.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

The issuer has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Updates

Updates on the Issuer's progress towards meeting the target amount of the offering will be filed with the SEC on Form C-U.

Exhibits

The following are included as Exhibits to this Form C-A and should be carefully reviewed by investors prior to purchasing Securities:

Exhibit B	Certificate of Incorporation*
Exhibit C	Bylaws*
Exhibit D	Shareholder Agreement*
Exhibit E	Subscription Agreement*
Exhibit F	Audited Financial Statements*
Exhibit G	IP Assignment*
Exhibit H	IP License Agreement*
Exhibit I	Funding Agreement*
Exhibit J	Contract with Intermediary*
Exhibit K	Escrow Agreement*

 * Filed by the Company as exhibits to its original Form C on September 5, 2025, and incorporated herein by reference.